[Firm Letterhead]

May 4, 2016

VIA HAND DELIVERY AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energy Transfer Corp LP

Amendment No. 4 to Registration Statement on Form S-4

Filed April 18, 2016

File No. 333-208187

Dear Ms. Ransom:

On behalf of Energy Transfer Corp LP (“ETC” or the “Partnership”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Partnership’s Amendment No. 4 to the registration statement on Form S-4 filed with the Commission on April 18, 2016 (the “Registration Statement”) contained in your letter dated April 25, 2016 (the “Comment Letter”), we submit this letter containing the Partnership’s responses to the Comment Letter. In connection with this letter, the Partnership is filing today an amendment to the Registration Statement (“Amendment No. 5”). We are separately furnishing to the Staff six courtesy copies of Amendment No. 5 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 5.

Summary

Recent Developments, page 19

1.	We note your statement on page 22 that the “WMB Board continues to rely on those fairness opinions.” Please revise this statement to include the fact, if true, that the WMB Board believes it is appropriate to do so despite the fact that it no longer believes that the projections underlying the fairness opinions are valid.

Response: In response to the Staff’s comment, the Registration Statement has been revised to explain that the WMB Board believes it is appropriate to rely on the fairness opinions for purposes of the WMB Board’s original decision to enter into the merger agreement despite the fact that it no longer believes that the projections underlying the fairness opinions are valid, and that the WMB Board is not relying on such fairness opinions as a basis for its current recommendation to WMB stockholders to adopt the merger agreement. Please see pages 24, 25 and 137 of Amendment No. 5.

2.	We note your disclosure on page 23 that ETC and ETE disclaim any obligation to update the forecasted financial projections. Please revise this disclosure, as publicly available financial projections that no longer reflect management’s view of future performance should either be updated or an explanation should be provided as to why the projections are no longer valid. This comment also applies to the disclosure on page 25 and in the last paragraph on page 161.

Response: In response to the Staff’s comment, the Registration Statement has been revised to remove the disclaimers by ETC and ETE of any obligation to update the forecasted financial projections. Please see pages 27 and 30 of Amendment No. 5.

3.	We note your disclosure on page 25 that “ETE does not expect to make any cash distributions with respect to its common units prior to the distribution payable with respect to the quarter ending March 31, 2018.” In appropriate places, including the Summary and Risk Factors sections, please revise to explain the impact this will have on the distributions likely to be made to ETC stockholders, how this will impact ETC stockholders and holders of Convertible Units differently, and how this impacted the WMB board’s recommendation to its stockholders.

Response: In response to the Staff’s comment, the Registration Statement has been revised to explain the impact ETE’s non-payment of cash distributions to its common units will have on ETC stockholders, the differential impact of such non-payment on ETC stockholders as compared to holders of Convertible Units, and how this has impacted the WMB board’s recommendation to its stockholders. Please see pages 24, 25, 29, 53 and 136 through 138 of Amendment No. 5.

4.	Please revise to state that the merger vote and closing of the merger will occur before the suits brought by WMB against ETE and Mr. Warren are resolved. In addition, please revise to describe the damages sought in the case against Mr. Warren, so that shareholders can better evaluate the potential impact of the suit on ETC and its shareholders.

Response: In response to the Staff’s comment, the Registration Statement has been revised to indicate when the lawsuits brought by WMB against ETE and Mr. Warren are expected to be resolved in relation to the merger vote and closing of the merger. In addition, the Registration Statement has also been revised to describe the damages sought in the case against Mr. Warren. Please see page 30 of Amendment No. 5.

5.	Please discuss, and quantify to the extent practicable, the dilutive impact on ETC shareholders of the conversion of the Convertible Units and of the issuance of shares under the 2016 Long-Term Incentive Plan, as well as any associated material risks.

Response: In response to the Staff’s comment, the Registration Statement has been revised to quantify the dilutive impact on ETC shareholders of the conversion of the Convertible Units and of the issuance of shares under the 2016 Long-Term Incentive Plan, as well as the associated material risks. Please see pages 28 and 29 of Amendment No. 5.

6.	Please revise the disclosure regarding the 721 Opinion to give stockholders a better understanding of why Latham & Watkins LLP may not be in a position to render the 721 Opinion, as well as when and in what manner stockholders are likely to learn the outcome of this issue.

Response: In response to the Staff’s comment, the Registration Statement has been revised to explain why Latham & Watkins LLP may not be in a position to render the 721 opinion, as well as when and in what manner stockholders are likely to learn the outcome of this issue. Please see pages 26, 27, 43 and 44 of Amendment No. 5.

7.	Please expand your disclosure here and elsewhere in your prospectus to clarify any employment positions with ETE or its affiliates, or material stockholdings of ETE or its affiliates, of the stockholders that participated in the private placement of convertible units, including whether they have control over ETE’s distributions. In this regard, we note your disclosure in the second paragraph of this section that Kelcy Warren participated in the Plan. Also quantify on a per unit and aggregate basis the minimum value of the ETE common units that holders of Series A units are guaranteed to receive upon conversion. Please clarify that ETC shareholders who did not participate in the private placement are not guaranteed to receive such value, or any value, in the form of cash distributions over the next two years, and describe the circumstances in which that would be the case. In this regard, please address the fact that “ETE does not expect to make any cash distributions with respect to its common units prior to the distribution payable with respect to the quarter ending March 31, 2018.” Finally, please revise to clarify in the Summary, as you do elsewhere in the prospectus, the manner in which the Series A will convert at the end of nine quarters.

Response: In response to the Staff’s comment, the Registration Statement has been revised to clarify the employment positions with ETE or its affiliates, or material stockholdings of ETE or its affiliates, of the stockholders that participated in the private placement of convertible units, as well as the minimum value of the ETE common units that Series A unitholders are guaranteed to receive upon conversion. Additionally, the Summary section has been revised to clarify the manner in which the Series A will convert at the end of nine quarters. Please see pages 21, 22, 29 and 259 of Amendment No. 5.

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In the event that the Partnership requests acceleration of the effective date of the Registration Statement, as amended, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1107 or by email at AZPreiss@wlrk.com.

Sincerely,

/s/ Alison Z. Preiss
Alison Z. Preiss